EXHIBIT 99.45

NEWS RELEASE

July 6, 2011	News Release #2011-17

Mercator Reports 2011 Second Quarter Production Results
Production of 11.18 million pounds of Copper and 1.76 million pounds of Molybdenum

VANCOUVER, BRITISH COLUMBIA - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to announce its production results for the three months ended June 30, 2011 from its wholly-owned Mineral Park Mine in Arizona. Production for the quarter totaled 11.18 million pounds of copper, 1.76 million pounds of molybdenum and 180,569 ounces of silver as compared to guidance of 9.5 million pounds of copper and 1.0 million pounds of molybdenum.

During the month of June, the Mineral Park Mine produced 3,644,209 pounds of copper, a record 633,500 pounds of molybdenum, and 61,073 ounces of silver.

Operational Highlights for the three months ended June 30, 2011

●	Mill throughput averaged 32,260 tons per day for the quarter;
●	Record mill throughput of 41,738 tons in a 24 hour period achieved;
●	Production of 10,434,143 pounds of copper contained in concentrates;
●	Production of 748,196 pounds of copper cathode;
●	Production of 1,762,174 pounds of molybdenum contained in concentrates;
●	By-product production of 180,569 ounces of silver in concentrates.

Bruce McLeod, President and CEO said. “I am extremely pleased with the rapid integration of the two companies, Mercator and Creston, and their respective personnel. We have a very experienced and talented management and operating team that see good opportunity for increasing production, reducing costs and advancing our projects. With our strong board of directors to support us, I believe this new team will serve the shareholders very well.”

2nd Quarter Operating Details

Production(1)	Q2 2011	YTD
Copper in concentrate (pounds)	10,434,143	19,382,895
Cathode Copper (pounds)	748,196	1,287,993
Total Copper (pounds)	11,182,339	20,670,888
Molybdenum in concentrate (pounds)	1,762,174	2,770,691
Silver (ounces)	180,569	339,237

Mine
Total tons mined	5,379,952	10,767,951
Ore tons mined	2,682,298	5,238,563
Leach tons mined	1,208,897	2,268,994
Low grade tons mined	627,163	1,144,991
Waste tons mined	861,595	2,115,402
Mill
Tons processed	2,935,659	5,560,606
Tons processed per day	32,260	30,722
Copper grade (%)	0.23	0.23
Molybdenum grade (%)	0.041	0.038
Silver grade (oz/t)	0.105	0.123
Recoveries
Copper (%)	76.6	75.8
Molybdenum (%)	73.6	65.2
Silver (%)	58.7	49.8
Concentrates (1)
Copper concentrates (dmt)	27,484	57,718
Copper (%)	19.0	16.8
Silver (oz/t)	6.57	5.88
Molybdenum concentrates (dry lbs produced)	3,681,879	5,744,619
Molybdenum (%)	47.9	48.2
(1)  Adjustments based on final settlements will be made in future periods.

Phase II Construction Update

●	Installation of the 3rd and 4th ball mills in the grinding circuit is 99% complete and is ready to start-up once the gas generator is on-line;
●	Water system: the well field is 100% complete; the booster station upgrades are 90% complete;
●	The installation of the rougher flotation (11 cells) is 65% complete, with a start-up projected for early August;
●	Installation of the Phase II crusher/stacker is 50% complete, with start-up projected for late August.

Bluefish Gas Turbine Update

●	Power line from the generator site to the mill is 100% complete;
●	Natural gas pipeline is 100% complete and has been purged;
●	Installation of the gas turbine generator is 93% complete, with a start-up projected for mid July.

Outlook

Production of copper and molybdenum concentrates is expected to ramp up from second quarter levels with the increase in available power from the Bluefish Gas Turbine and the expected mill throughput increases from the addition of the Phase II components in the processing facilities coming on line over the next several months.

2nd Quarter Financial Results Timing

Second Quarter financial results are expected to be reported on August 15, 2011.  A conference call will be scheduled with the details to be released once scheduled.

El Pilar Update

The optimized Feasibility study for El Pilar has advanced significantly with scheduled completion in 3rd quarter, 2011.  Metallurgical testing has essentially been completed, with final data on mining, processing and costs being assembled by the external consultants who are preparing the optimized Feasibility study.

El Creston Update

The work program on the Feasibility study for the Company’s El Creston project is ongoing, and the Company plans to deliver and file the study before the end of the year.

QA/QC

Gary Simmerman, BSc, Mercator's VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, Mercator’s VP Exploration, a NI 43-101 Qualified Person, supervised the preparation of and verified the El Pilar technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.  All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

For further information please visit the Mercator website at http://www.mercatorminerals.com or contact Bruce McLeod, President and CEO at (604) 687-7545 or Marc LeBlanc, VP Corporate Development and Corporate Secretary at (604) 981-9661.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: "D. Bruce Mcleod"

D. Bruce Mcleod, P.Eng
President and CEO

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, being statements which are not historical facts, including without limitation, statements regarding discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Company’s Annual Information Form. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.